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                                                              Page 1 of 15 Pages
                                                        Exhibit Index on Page 15



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended JANUARY 1, 2000 to DECEMBER 31, 2000

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


COMMISSION FILE NUMBER.   0-11174

                   WARWICK VALLEY TELEPHONE COMPANY 401K PLAN
                            (Full title of the Plan)

                        WARWICK VALLEY TELEPHONE COMPANY
                                 47 MAIN STREET
                                   PO BOX 592
                             WARWICK, NEW YORK 10990
                     (Address of principal executive office)

           (Name of Issuer and address of principal executive office)

                   WARWICK VALLEY TELEPHONE COMPANY 401K PLAN



                                      INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                         3

Statement of Net Assets Available for Benefits as of December 31, 2000           4
  and 1999.

Statement of Changes in Net Assets Available for Benefits for the periods
  of December 31, 2000, December 31, 1999 and December 31, 1998.                 5

Notes to Financial Statements                                               6 - 11





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                               BUSH & GERMAIN, PC
                            CERTIFIED PUBLIC ACCOUNTS
                                 901 LODI STREET
                            SYRACUSE, NEW YORK 13203

                              PHONE: (315) 424-1145
                               FAX: (315) 424-1457

June 29, 2001


To the Benefits Committee
Warwick Valley Telephone Company
 401K Plan
P.O. Box 592
Warwick, New York  10990

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of net assets available for benefits of the Warwick Valley Telephone Company 401(K) Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the periods ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the periods ended December 31, 2000, 1999 and 1998, in conformity with generally accepted accounting principals.

As discussed in Note 1 to the financial statements, effective January 1, 1999 the Company merged its three separate 401(k) plans (Management, IBEW and WVTEA) into one plan. Prior year amounts in these financial statements have been restated to reflect the merger of these three plans into one.

                                                        /s/ Bush & Germain, P.C.






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                   WARWICK VALLEY TELEPHONE COMPANY 401K PLAN

                 Statement of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                           2000         1999
                                                         ----------   ----------
Investments, at fair value:
   Mutual Funds                                          $3,501,929   $2,963,314

   Warwick Valley Telephone
      Company Stock                                       4,095,603    4,897,118
                                                         ----------   ----------

                                                          7,597,532    7,860,432
                                                         ----------   ----------

Cash                                                        691,383      562,537

Participant Loan Receivables                                186,291       84,206
                                                         ----------   ----------

                                     TOTAL ASSETS         8,475,206    8,507,175
                                                         ----------   ----------

                NET ASSETS AVAILABLE FOR BENEFITS        $8,475,206   $8,507,175
                                                         ==========   ==========





   The accompanying notes are an integral part of these financial statements.


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                   WARWICK VALLEY TELEPHONE COMPANY 401K PLAN

            Statement of Changes in Net Assets Available for Benefits
                 Periods Ended December 31, 2000, 1999 and 1998


                                                 (12 Months)    (12 Months)   (9 Months)
                                                  12/31/00       12/31/99      12/31/98
                                                 -----------    -----------   -----------
ADDITIONS
Additions to net assets attributed to:
  Interest/market appreciation/depreciation      $  (722,935)   $ 2,832,366   $ 1,046,699
  Dividends on company stock                         158,333        158,707       135,993
                                                 -----------    -----------   -----------
                                                    (564,602)     2,991,073     1,182,692

Contributions: elective and rollover                 979,566        863,409       532,134
                                                 -----------    -----------   -----------

                               TOTAL ADDITIONS       414,964      3,854,482     1,714,826
                                                 -----------    -----------   -----------


DEDUCTIONS
Deductions from net assets attributed to:
  Distributions to participants                      446,933      1,507,397        16,500
                                                 -----------    -----------   -----------

                              TOTAL DEDUCTIONS       446,933      1,507,397        16,500
                                                 -----------    -----------   -----------

                                  NET INCREASE       (31,969)     2,347,085     1,698,326
                                                 -----------    -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                8,507,175      6,160,090     4,461,764
                                                 -----------    -----------   -----------
                                   END OF YEAR   $ 8,475,206    $ 8,507,175   $ 6,160,090
                                                 ===========    ===========   ===========




    The accompanying notes are an integral part of these financial statements



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



                   WARWICK VALLEY TELEPHONE COMPANY 401K PLAN


                          NOTES TO FINANCIAL STATEMENTS


(1) PLAN DESCRIPTION:

            Effective January 1, 1999, the Company consolidated its three separate 401(K) plans (Management, IBEW and WVTEA) into one plan called the Warwick Valley Telephone Company 401(K) Plan. The plan year from January 1 through December 31 and the Company's stock is valued using current market prices from the NASDAQ (The Company's stock started trading on the NASDAQ in April, 1998). The Charles Schwab Trust Company is trustee of the plan and they will administer the investment activity of the plan. Prior year amounts in these financial statements have been restated to reflect the consolidation of three separate plans into one plan.

            The following description of the Warwick Valley Telephone Company 401K Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary plan description and the plan agreement for a more complete description of the plan's provisions.

         GENERAL-

            The Plan covers all eligible employees of the Warwick Valley Telephone Company (the "Company") as allowed under section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustee controls and manages the operations of the Plan. As of December 31, 2000 there were 117 employees contributing to the Plan from a total of 123 eligible to contribute. As of December 31, 2000 there were 126 total participants (including inactive participants as defined by the Plan).

         CONTRIBUTIONS-
          PARTICIPANTS-

            Eligible employees may participate in the Plan by contributing to the Deferred Feature (before-tax) of the Plan. The participant may contribute no more than 15% of base compensation to the Deferred Feature.


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         PLAN SPONSOR-

            The Plan Sponsor contributes to the Plan 100% of each Participant's contributions, subject to certain limitations. The Management Participants matching contributions may not exceed 8% of their annual compensation for the year 2000 and 9% effective January 1, 2001. Warwick Valley Telephone Employee Association ("WVTEA") Participants matching contributions are not to exceed 7% of their annual compensation from January 1, 1999 through October 31, 1999, 8% of their annual compensation from November 1, 1999 through November 5, 2000 and 9% effective November 6, 2000. International Brotherhood of Electrical Workers ("IBEW") Participants matching contributions are not to exceed 4.5% of their annual compensation through May 2, 1999 and 6% of their annual compensation effective May 2, 1999.

      PARTICIPANT ROLLOVERS-

            The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

      VESTING-

            Participant accounts are fully vested and nonforfeitable at all times.

      LOANS-

            The Plan permits participants to borrow up to 50% of their account balance up to a maximum of $50,000 and an interest rate of 1% plus prime and at other terms established in the plan agreement.

      PAYMENT OF BENEFITS -

            On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant's beneficiary may receive the value of the vested interest in the participant's account as a lump-sum distribution.

      PAYMENT OF WARWICK VALLEY TELEPHONE COMPANY STOCK UPON TERMINATION -

            If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an "in-kind" distribution or take the stock as cash. "In-kind" distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.



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



      WITHDRAWALS-

            Participants may make withdrawals under the hardship provisions of the Plan while still employed by the Company.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   BASIS OF ACCOUNTING-

      The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

   USE OF ESTIMATES-

      The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Prior year amounts have been restated to conform to the current year's financial statement presentation, including the merging of the three plans into one.

   PLAN EXPENSES-

      Expenses related to the administration of the Plan have been paid by Warwick Valley Telephone Company (the Plan "Sponsor"). These costs represent professional services in the amount of approximately $45,100 for the twelve month period ending December 31, 2000, $50,500 for the twelve month period ending December 31, 1999, and $33,712 for the nine months ended December 31, 1998.

   INVESTMENTS-

      The investments included in the statement of net assets available for benefits are stated at fair value. Shares of registered investment companies and the Company's common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

      Effective January 1, 1999 the Company's common stock is valued using quoted market prices from the NASDAQ, which it started trading on in April, 1998. Prior to January 1, 1999 under the terms of the three predecessor plans, the Company's common stock was valued using an annual independent appraisal. The value was changed on April 1 of each year for an appraisal done as under the appraisal method, of the preceding December 31, and this valuation would remain the same until the next April 1st. Consequently the fair value as of December 31, 1998 was based on the appraisal done December 31, 1997. Due to this change in the method of valuation, as of January 1, 1999 the fair value of the Company's common stock increased by approximately $1,340,000.



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   DISTRIBUTIONS TO PARTICIPANTS-
      Distributions are recorded when paid.

(3) INVESTMENTS:

         Through December 31, 2000, participants could invest their funds in eleven available investment vehicles as described below:

            SCHWAB INSTITUTIONAL ADVANTAGE MONEY MARKET FUND- A fund that purchases short-term bonds from a diversified selection of government entities and businesses including utilities, energy, financial, durables, staples, services, retail, health and technology.

            WILLIAM BLAIR INCOME FUND - A fund that seeks current income consistent with preservation of capital. The fund ordinarily invests at least 90% of assets in domestic or foreign U.S. dollar denominated high-quality debt securities, U.S. government obligations and collateralized obligations. Up to 10% of assets may be invested in unrated securities.

            FREEMONT BOND FUND - This fund seeks total return consistent with preservation of capital. The fund ordinarily invests at least 65% of assets in debt securities, such as U.S. and foreign government obligations, domestic and foreign corporate debt and mortgage and asset-backed securities.

            FIDELITY PURITAN FUND - This fund seeks income consistent with preservation of capital. The fund invests in a diversified array of high-yielding securities such as common stocks, preferred stocks and bonds. The fund may purchase foreign securities, zero-coupon bonds and indexed securities.

            VANGUARD WELLINGTON FUND - This fund seeks conservation and reasonable income. The fund normally invests 60% to 70% of assets in common stocks and convertible securities. It typically invests the balance of assets in investment-grade corporate debt and U.S. government obligations. The fund may invest up to 10% of assets in foreign securities.

            FIDELITY GROWTH AND INCOME FUND - This fund seeks long-term growth, current income and growth of income, consistent with reasonable investment risk. The fund invests primarily in dividend-paying common stocks with growth potential.



                                       9
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            FIDELITY MAGELLAN FUND - This fund seeks capital appreciation. The fund invests primarily in common stocks and convertible securities, with up to 20% of assets invested in debt securities of all types and qualities. It features domestic corporations operating primarily in the U.S., domestic corporations that have significant activities and interests outside the U.S., and foreign companies.

            VANGUARD U.S. GROWTH FUND - This fund seeks long-term growth of capital. The fund invests primarily in common stocks and convertible securities issued by established U.S. companies. In selecting investments, the advisor emphasizes companies that it believes to have exceptional growth records, strong market positions, reasonable financial strength and relatively low sensitivity to changing economic conditions.

            WEITZ VALUE FUND - This fund seeks capital appreciation, current income is secondary. The fund invests primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values. The fund may invest in foreign securities and securities that are not readily marketable. It may also write covered call options.

            GAM INTERNATIONAL A FUND - This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in securities issued in at least three foreign countries. It invests primarily in equities, but may also purchase debt securities.

            WARWICK VALLEY TELEPHONE COMPANY COMMON STOCK FUND - This fund invests entirely in common stock of Warwick Valley Telephone Company.

The fair value of investments that exceed 5% of net assets available for benefits are as follows:

                                                         12/31/00     12/31/99
Warwick Valley Telephone Company
 Common Stock                                           $4,095,603   $4,897,118
Fidelity Magellan Fund                                   1,196,902    1,176,254
Fidelity Growth and Income Fund                            906,383      917,377
Fidelity Puritan Fund                                      289,083      289,285
William Blair Income Fund                                   58,944       35,585
Freemont  Bond Fund                                        137,234      112,481
Vanguard Wellington Fund                                   153,718       76,532
Vanguard U.S. Growth  Fund                                 350,762      196,180
Weitz Value Fund                                           396,302      150,029
GAM International A Fund                                    12,601        9,591
                                                        ----------   ----------
                                    TOTAL INVESTMENTS   $7,597,532   $7,860,432
                                                        ==========   ==========



                                       10
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(4) FEDERAL INCOME TAX STATUS:

         The Company received determination letters from the Internal Revenue Service, dated December 2, 1996 and May 19, 1997, respectively, stating that the Plan, as amended, is qualified under Sections 401 and 501 of the Internal Revenue Code. Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.


(5) PLAN TERMINATION:

         The terms of the Plan do not contemplate any specific termination date. However, the Plan may be terminated at any time by the Board of Directors. Upon a complete discontinuance of contributions, partial termination, or termination of this Plan, each participant, former participant, and beneficiary will continue to have a nonforfeitable interest in their Plan account.


(6) RELATED PARTY TRANSACTIONS:

         Certain expenses of administration and servicing of the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel and fees of the Trustee, are provided by the Company without charge to the Plan.





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                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, The Trustee, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                  WARWICK VALLEY TELEPHONE COMPANY SAVINGS PLAN





                             By /s/ Colleen Shannon
                                -------------------
                   By Colleen Shannon, Assistant Secretary of
                     Warwick Valley Telephone Company, Plan
                                 Administrator





Date June 29, 2001










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EXHIBIT INDEX


                                                       SEQUENTIALLY
EXHIBIT NUMBER              EXHIBIT                    NUMBERED PAGE


    23                Independent Auditors
                            Consent








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